UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Cadiz Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

127537207

(CUSIP Number)

Heerema International Group Services S.A.

Route de Florissant 81

1206 Geneve

Switzerland

Attention: Jacobus Muller

Tel: + 41 22 704 13 50

with a copy to:

Brian Lee, Esq.

Dentons US LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 768-6926

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127537207

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heerema International Group Services S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
7	SOLE VOTING POWER 30,468,885 (1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 30,468,885 (1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,468,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 25,695,300 shares of the common stock held by affiliates of the Reporting Person, (ii) 3,773,585 shares of the common stock underlying a $20 million convertible loan, which is convertible (but as of the date hereof has not been converted) into common stock at a price per share of $5.30 and will bear PIK interest at a rate of 7% per annum, payable quarterly in arrears, subject to an additional 4% per annum during the continuation of an event of default, and (iii) 1,000,000 shares of common stock underlying warrants that are exercisable (but as of the date hereof has not been exercised) at a price of $5.00 per share.

(2)	Based on 75,177,750 shares outstanding as disclosed in the Issuer’s Prospectus Supplement, filed with the SEC on November 4, 2024 and 4,773,585 additional shares that would be outstanding assuming the hypothetical conversion and exercise of the derivative securities beneficially owned by the Reporting Person. If the convertible loan is held to maturity, an aggregate of 5,119,067 shares of common stock are issuable upon conversion, calculated based on 7% PIK interest through maturity, payable quarterly in arrears, and assuming no event of default.

This Amendment No.6 to Schedule 13D is being filed by Heerema International Group Services S.A. (the “Reporting Person”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Cadiz Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed to update Item 5 to the Schedule 13D. Other than information set forth on the cover pages and Item 5 below, no other information in the Schedule 13D is being amended. Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Person to this Schedule 13D are incorporated herein by reference.

(c) On November 5, 2024, a fund represented by the Reporting Person closed on the purchase of 2,070,000 shares at a price of $3.34 per share, in the issuer’s offer and sale of 7,000,000 shares of its common stock, par value $0.01 per share in a registered direct offering.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2024

HEEREMA INTERNATIONAL GROUP SERVICES S.A.

By:	/s/ Jacobus Muller
Name:	Jacobus Muller
Title:	Director

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